June 30, 2005

Via Facsimile and U.S. Mail

Gerald L. Jensen
Chief Executive Officer and President
Croff Enterprises, Inc.
3773 Cherry Creek Drive North
Suite 1025
Denver, Colorado 80209

RE:	Croff Enterprises, Inc.
	SEC File No. 5-32384

Dear Mr. Jensen:

      We note that you, Jensen Development Company and C.S.
Finance
LLC filed a Schedule TO with the Commission on June 16, 2005, in connection with the commencement of a tender offer to purchase all outstanding shares of Croff Enterprises` class B preferred stock.

      We remind you that a company that is the target of a tender offer is required to disseminate to security holders a statement disclosing its position regarding the tender offer no later than 10 business days from the date the offer is commenced. See Rule 14e-2(a) of the Exchange Act. Furthermore, the target company is required to file the statement with the Commission on Schedule 14D-9 in response to a tender offer that is commenced under Rule 14d-2. See Rule 14d-9(b) of the Exchange Act. We understand there is some disclosure in the offer document regarding the position of certain members of the board of directors with respect to the offer; however,
Croff has not filed a Schedule 14D-9 in response to the tender offer.
Therefore, please file as soon as possible a Schedule 14D-9 disclosing the company`s position regarding the tender offer, or in the alternative provide us with your explanation why no such filing is required.

      Also, we understand that the class B preferred shares are not registered under the Securities Act or the Exchange Act. Please advise us which exemptions and/or exceptions from registration the company has relied upon with respect to these shares.


Please direct any questions to me at (202) 551-3262. You may also contact me via facsimile at (202) 772-9203.

						Sincerely,


						Abby Adams
						Special Counsel
						Office of Mergers & Acquisitions
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Gerald L. Jensen
June 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE